SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

July 2, 2012

Commission File Number: 000-50867

Syneron Medical Ltd.

(Translation of registrant’s name into English)

Industrial Zone, Yokneam Illit 20692, P.O.B. 550, Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Attached hereto and incorporated herein by reference is a press release of the Company, dated July 2, 2012, entitled “Syneron Receives FDA Clearance for elōs Plus™ Next Generation Multi-Platform Device.”

This Form 6-K is incorporated by reference into the Company’s Registration Statements on Form S-8 filed with the Securities and Exchange Commission on November 16, 2004 (Registration No. 333-120559), on January 8, 2010 (Registration No. 333-164250) and on January 15, 2010 (Registration No. 333-164351).

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SYNERON MEDICAL LTD.

By:	/s/
Name: Asaf Alperovitz Title: Chief Financial Officer

Date: July 2, 2012

Syneron Receives FDA Clearance for elōs Plus™ Next Generation Multi-Platform Device

Offers up to eight in-demand treatment options with higher performance in a compact upgradable system

Yokneam, Israel – July 02, 2012 – Syneron Medical Ltd. (NASDAQ: ELOS), www.syneron.com, the global leader in medical aesthetic products and technology, announced today that it has received United States Food and Drug Administration (FDA) clearance for elōs Plus™, a next generation multi-platform system featuring the Company’s proprietary elōs technology. The FDA clearance for elōs Plus™ follows on the recent international launch in Europe and Asia.

“The vision for the elōs Plus™ was to bring to market the most comprehensive multi-platform system that out-delivers the competition in performance, reliability and scalability,” said Louis P. Scafuri, Chief Executive Officer at Syneron. “Our new system was designed to grow with any size practice and caters to a diverse patient population. It has the capacity to deliver a full range of aesthetic treatments and is equipped with the most advanced features for optimum speed, safety and performance. We believe elōs Plus™ will appeal to a broad range of customers and allow them to customize their investment to meet the demand of their individual practice.”

The new elōs Plus™ leverages the Company’s proprietary elōs® technology of optical energy and bi-polar radiofrequency to provide safe and efficacious treatments. This state-of-the-art system is customizable or upgradable utilizing a full range of up to eight in-demand aesthetic applicators, which also includes the Company’s globally successful Sublative™ and Sublime™ applications. The intuitive fifteen-inch touch screen offers unparalleled ease-of-use though it’s simple but powerful guided treatment modes for all applications. The system is also equipped with the most popular features from recent Syneron models such as the proprietary Active Dermal Monitoring™, Intelligent Feedback System™ (IFS) and Sublative iD™, making elōs Plus™ the new workhorse for any aesthetic practice.

“Having owned several generations of elōs™ models, the elōs Plus™ is equipped with all the best assets I’ve come to count on and more,” said Vince Afsahi, M.D., board certified Dermatologist and Medical Director at South Coast Dermatology Institutes in Newport Beach and Tustin, California. “The intuitive and interactive user interface of the elōs Plus™ improves user experience, while the additional safety measures such as the IFS, which is now available on all applications, ensures maximum treatment delivery without compromising patient safety or comfort.”

For more information about elōs Plus™ or any of Syneron’s broad product offering, visit www.syneron.com.

About Syneron Medical Ltd.

Syneron Medical Ltd. – a company devoted to real technology, real science and real results – is the leading global aesthetic device company with a comprehensive product portfolio and a global distribution footprint. The Company's technology enables physicians to provide advanced solutions for a broad range of medical-aesthetic applications including body contouring, hair removal, wrinkle reduction, rejuvenation of the skin's appearance through the treatment of superficial benign vascular and pigmented lesions, and the treatment of acne, leg veins and cellulite. The Company sells its products under two distinct brands, Syneron and Candela. The Company’s aspiration and commitment to innovation expands Syneron’s offering beyond medical device into the largest in-demand applications in beauty - skin lightening. Founded in 2000, the corporate, R&D, and manufacturing headquarters for Syneron Medical Ltd. are located in Israel. Syneron also has R&D and manufacturing operations in the US. The company markets and services and supports its products in 86 countries. It has offices in North America, France, Germany, Italy, Portugal, Spain, UK, Australia, China, Japan, and Hong Kong and distributors worldwide. Additional information can be found at www.syneron.com.

SAFE HARBOR FOR FORWARD-LOOKING STATEMENTS

Any statements contained in this document regarding future expectations, beliefs, goals, plans or prospects constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Further, any statements that are not statements of historical fact (including statements containing “believes,” “anticipates,” “plans,” “expects,” “may,” “will,” “would,” “intends,” “estimates” and similar expressions) should also be considered to be forward-looking statements. There are a number of important factors that could cause actual results or events to differ materially from those indicated by such forward-looking statements, including the risk that the businesses of Syneron and Candela may not be integrated successfully; the risk that the merger transaction with Candela may involve unexpected costs or unexpected liabilities; the risk that synergies from the merger transaction may not be fully realized or may take longer to realize than expected; the risk that disruptions from the merger transaction make it more difficult to maintain relationships with customers, employees, or suppliers; as well as the risks set forth in Syneron Medical Ltd.’s most recent Annual Report on Form 20-F, and the other factors described in the filings that Syneron Medical Ltd. makes with the SEC from time to time. If one or more of these factors materialize, or if any underlying assumptions prove incorrect, Syneron Medical Ltd.’s actual results, performance or achievements may vary materially from any future results, performance or achievements expressed or implied by these forward-looking statements.

In addition, the statements in this document reflect the expectations and beliefs of Syneron Medical Ltd. as of the date of this document. Syneron Medical Ltd. anticipates that subsequent events and developments will cause its expectations and beliefs to change. However, while Syneron Medical Ltd. may elect to update these forward-looking statements publicly in the future, it specifically disclaims any obligation to do so. The forward-looking statements of Syneron Medical Ltd. do not reflect the potential impact of any future dispositions or strategic transactions that may be undertaken. These forward-looking statements should not be relied upon as representing Syneron Medical Ltd.’s views as of any date after the date of this document.

Contacts:

Syneron – Public Relations

pr@syneron.com

Asaf Alperovitz

Chief Financial Officer

+ 972 73 244 2283

Zack Kubow

The Ruth Group

646-536-7020

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